Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On May 6, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., made the following post on X under the X handle @ryancohen (https://x.com/ryancohen):

X Post: “The people running eBay bought $0 of stock in the open market in the last 5 years. eBay insiders sold more than $120M in the last 5 years.”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August 11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January  22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December 10, 2025 and October  2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January  20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended

January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.

Item 2 Explanatory Note: On May 6, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., made the following post on X under the X handle @ryancohen (https://x.com/ryancohen):

X Post: “I’m selling stuff on eBay to pay for eBay

[link to ebay.com/usr/ryan_5050]”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of

Stockholders, which was filed with the SEC on April  24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August  11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January  22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December 10, 2025 and October  2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January  20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.

Item 3 Explanatory Note: On May 5, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., was interviewed on Making Money with Chrales Payne. An unofficial transcript of the interview is below.

Charles Payne

So yesterday I shared a list. This is from The Economist ranking the top titans of American history. Now most of the names are actually from the second industrial revolution. Many call them robber barons, yet their collective efforts lifted the United States above the rest of the world. I mean in a 50-year period it was remarkable also sparked shared prosperity for the first time in human history. The other thing they all have in common is that they faced unrelenting criticism while building their economic empires. Fast forward to current fourth industrial revolution, and well, we’ve got what I call the golden age of visionaries and achievers. Not only did the establishment for instance mock Elon Musk, But it also lost billions of dollars betting against him in 2020. And that was the year the current retail investor revolution unfolded. That’s when it blossomed, right? And these they embraced folks like Musk, but they also bought stocks that the establishment had written off. I personally fell in love with them immediately with this crowd because that’s how I began my own investing journey. After I saved a thousand dollars in my first full year in the U.S Air Force, I went down to the Dean Witter office in Minot, North Dakota, and I bought shares of MCI. And the reason was simple. I fell in love with stories of William McGowan. This guy was a chain-smoking coffee guzzling workaholic. He was taking on the biggest company in the world with a ragtag business model, AT&T. He passed in 1992 and his funeral card said it best the meat shall inherit the world, but they’ll never increase market share. This is the golden age of of of of of visionaries folks, but also of experts who never built anything. I mean critics, curmudgeons, all those folks, of course who bet against the spirit of individualism. And it reminds me of the Ellis Worth character in the movie and the book, The Fountainhead.

The Fountainhead (B-Roll)

You don’t ever hire an architect who is a genius. I don’t like geniuses. They’re dangerous. How’s that? A man able than his brothers insults them by implication? He must not aspire to any virtue which cannot be shared. Oh, I wouldn’t know about that intellectual stuff. I play the stock market. I play the stock market of the spirit. And I sell short”

Charles Payne

Now according to a character study, by making people feel small and guilty tooie shapes their faith in their own abilities, right in their own ability to control their own lives. I want to bring in now game stop chairman and CEO Ryan Cohen. And Ryan first and foremost I’m gonna say thanks for coming on. You made headlines in more ways than one yesterday. So I tell you what, let’s just begin with the announcement that the announcement your intention to purchase ebay. 125 dollars a share. 56 billion dollars. We know, we know the deal is half cash and half stock. The stock part is pretty simple to understand right? The higher the price goes the fewer shares you have to put out there But the information put out a piece that actually applauded your chutzpah. And they said though that the deal was doomed because the cash isn’t properly financed. Now I understand of you, if there are elements of the cash part including potential outside investors, you may not want to mention. But can you give us more details as comfortable as you are with the details on on the cash part of this?

Ryan Cohen

Yeah, we have um, Well good to see you, by the way, Charles.

Charles Payne

You too.

Ryan Cohen

It’s a pleasure, um, we have a 20 billion dollar highly committed letter from TD. Uh, that we, as well as the bank, feels very confident they can place and we’ve got nine billion of cash on our balance sheets. And in simplistic terms, um, the structure of the deal is very simple. So, it’s 125 dollars a share. 50 percent is paid out in cash, which is 28 billion dollars, and the other 50 percent is equity that’s being rolled into eBay and Gamestop. So people don’t understand how it’s possible to, to do a transaction like this. So in in easy terms. Say business a Is eBay, it’s making forty thousand dollars. Just use round numbers for argument’s sake. And business b is Gamestop. If this was a stock for stock deal, we were combining both businesses GME shareholders would own 80 percent, GME shareholders would own 20 percent, eBay would own 80. But what we’re proposing Is immediate liquidity to eBay shareholders. So instead of them owning 80 percent, they’d be owning 60 percent. So, they’re owning 60 percent of 50 000 in earnings and Gamestop shareholders are owning 40 percent of 50 000 in earnings. Now, I’m confident that I can increase the value of eBay and their earnings by cutting costs dramatically. They’re spending two and a half billion dollars in sales and marketing and we can make that much more efficient. So It’s going to go from business a of making forty thousand. It’s going to be making eighty thousand. So now the combined business is making ninety thousand. And there’s different kinds of dilution. There’s dilution that decreases earnings per share and there’s dilution that is accretive to earnings per share. This is a transaction that I believe is accretive to both eBay shareholders and Gamestop shareholders because we’re going to increase earnings per share significantly by making the business more efficient. And Gamestop is going to continue to be more profitable too. So, the combined business can be making more than ninety thousand dollars. And when you look at eBay’s business as an example, you look at their operating expenses of five and a half billion five, five over 5.6 billion dollars on an 11 billion dollar business. It’s a business that can be run much more efficiently. There’s no inventory. It’s an asset-light business. It can be run much more efficiently with an owner’s mentality. And that’s putting aside any kind of growth. That’s just from treating it like a family business and, and, and operating more efficiently.

Charles Payne

Yeah, you know, to that point. Um the, the question has been asked, you know why would eBay shareholders want a deal like this? And I think about the current management situation. They’ve paid themselves over the last few years gobs, millions and millions of dollars. They, they never buy back their own stock. They’ve done nothing really innovative at all with respect to that. And, here I think really for me that my opinion is you’re the lynchpin. You’re the, you’re the key to this. And it’s not it’s not unlike the New York Giants saying “hey we’re going to trade for a better quarterback.” And I don’t know why traditional Wall Street doesn’t get that, particularly when they fawn over deals like Paramount 11 billion dollar company making 100 billion dollar deal. They can see that, but they can’t somehow see you orchestrating this deal and I think it’s frustrating.

Ryan Cohen

We’ll see what happens.

It’s uh, it’s good. Let’s uh, there always needs to be a healthy dose of skepticism.

Charles Payne

Yeah. Yeah. Speaking of which this morning, uh, Vlad was on CNBC. And uh, they tried to get him to talk badly about these investors. Folks who are on social media who support, you people who own your stock. Uh, I mean, what do you say to these people folks who are just right now watching this interview that have put their hard-earned money behind Ryan Cohen, saying he’s going to make this work despite what the fact that the establishment media the financial media says about you and this deal?

Ryan Cohen

I mean, it’s the way you opened up the show is exactly what the situation is. I mean it’s uh, there’s a lot of experts. They’ve never run a business. Uh, and um, you know, if you look at Gamestop and where it is today and where the experts predicted Gamestop was going to be uh, it’s doing a little bit different. And uh, I’d rather not say, just, just look at our financial results. And we can play all the old clips of you know from all the, the experts and the Wall Street, uh, you know the, the Wall Street analysts that were bearish on the company. And, frankly, by the way, the company should have been bankrupt many times over. It is a very, very tough business. But it’s uh, it’s made making healthy profits now. So, they weren’t wrong if the old management would have continued running the company then, you know, we wouldn’t be having this conversation now. At least it wouldn’t, it wouldn’t be about Gamestop if they would have continued running the show.

Charles Payne

Right. Right. There’s no doubt about that. Let me, you know, again picking up on that though. Because, you know you, you have been pretty tough, and you wrote this great piece, uh called the hollow men. Before we get into that though, Semafor put out a piece. He said about Ryan Cohen. The billionaire didn’t help his case Monday when he squandered what goodwill he had with the Street in a disastrous CNBC interview, playing to his base rather than the investors he now needs. By showing contempt for legacy financial press and big institutional investors, those investors are crucial if he is serious about taking over eBay. Your thoughts?

Ryan Cohen

Um, can’t take it too seriously, it’s okay. Um

Charles Payne

Let me pick up though on the uh, hollow, hollow man post because you did suggest American capitalism is rotting from the head down. Let’s talk about that because I, I tend to agree with you. I, you know, this period that we’re in, we have people who are doing amazing things and folks who have no concept or understanding of what they’re doing or their vision get to beat them up all day and night. But what are the consequences if we just, you know, if we don’t find a way to sort of re-embrace entrepreneurship and risk taking the way you and others have?

Ryan Cohen

A good example is this situation. You look at our board, our board fees. Nobody really talks about this. Uh, our board fees are zero and the majority of our board has invested their own personal capital into this company and, in many cases, a substantial amount of their personal capital. uh And you look at most boards in America, and you look at eBay’s board as a good example, their board fees are like four million dollars a year. I think their average Director is getting paid three hundred and fifty thousand dollars a year, six times uh the gdp of America to show up at a few board meetings. There’s a problem with that in terms of like the system. It just should not be like that. Uh, and if you look at insider buying at the company over the past five years, it’s uh, also, it’s like our board fees. It’s zero insider bought.

Charles Payne

Right.

Ryan Cohen

If you look at insider selling, it’s hundreds of millions of dollars. So, the system, there’s a, there’s a, there’s a uh, there’s a deep problem with the system that that exists, but that’s corporate America.

Charles Payne.

Well, Ryan, I want to say thank, uh, thank you for coming on. Um, I’m, I’m wishing you luck. I still, I’m still a shareholder and I still have faith. So thank you very much and hopefully you’ll come back soon. We can pick up on this conversation.

Ryan Cohen

It’s great to see you, Charles.

Charles Payne

You too. Thanks a lot.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS,

CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August 11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January  22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December 10, 2025 and October  2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January  20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.

Item 4 Explanatory Note: On May 5, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., was interviewed on TBPN. An unofficial transcript of the interview is below.

John Coogan

Ryan Cohen, welcome to the show.

Thank you so much for taking the time.

How are you doing?

Ryan Cohen

How are you guys?

Jordi Hays

Great to see you.

John Coogan

Fantastically, I would love an update.

What can you share with us on the situation as things have developed since yesterday?

Just to sort of set the obviously this is moving very quickly, where are we right now?

What’s happening?

Ryan Cohen

We made an offer yesterday, 125 bucks a share.

Jordi Hays

And half cash half stock.

Ryan Cohen

That was funny, wasn’t it?

John Coogan

Have you considered 49% cash?

Why did you get to half cash, half stock?

Can you unpack that a little bit at least?

Ryan Cohen

Well, I mean, frankly, when you think about me going and running the eBay business, what we’re proposing is for existing shareholders to take half of of their investment off the table.

And that would be us providing them with 28, with $28 billion, which is like a 40% premium from when we started buying the stock.

And then they would be getting roughly, I mean it, it depends on ultimately when the transaction closes, but they would be rolling the rest into the combined company of GameStop and eBay.

Frankly, with me running eBay, I think that the company, the earnings power of the company is going to increase substantially as well as the ability to to grow.

The platform stagnated over the last decade and I could do a lot with eBay.

John Coogan

I love it.

Ryan Cohen

That’s a very strong business and that’s right up my alley.

John Coogan

Take us through the big vision, like in five years you’re at the helm, like how big can this business be?

Are you expanding it?

Obviously there’s an operational efficiency point, but what is the big picture?

What’s the blue sky pie in the sky vision for the combined entity?

Ryan Cohen

So where we’ve had success at GameStop and where eBay has had success is in collectibles, trading cards, collectibles.

The founder of your show was was talking about his Mont Blanc and then like that’s a good example.

That’s a perfect item to go and buy on eBay.

But you’re always concerned that is it going to be real and the trust and that’s something that using GameStop 1600 stores, we can immediately authenticate that item.

The seller can ship it or we can ship it, but we’ve got 1600 access points that we can do live authentication.

So we can go deep in collectibles leveraging our physical infrastructure.

We can increase intake by bringing a lot more product onto the platform.

And then there’s a lot of other categories that I can, I can grow in.

And, you know, you look at live commerce as an example.

I mean, eBay has 130 million users and they’re getting crushed by competitors and live commerce.

So an owner’s mentality, you know, I can, I want to, I want to own eBay forever.

Like, I love that business.

It’s run like a public utility.

It should have been wiped out, but it hasn’t.

Jordi Hays

Been it’s been remarkably resilient.

How many how many companies, how many startups have gone after a specific category on eBay raised 100 million plus dollars and yet eBay has remained resilient.

So it shows that that there’s, you know, it’s a, it’s a, it’s a really powerful platform.

Ryan Cohen

That’s why I love it.

And you know, the website still looks the same as it did in 1995, but everyone’s tried to kill this thing and it’s still making over $2 billion a year.

So that goes to show you the the durability of the business.

John Coogan

Talk about live commerce more.

Would that be just a better integration with TikTok, Instagram streaming, Twitch streaming?

Do you need to go and partner with big creators?

Do you need to find your own platform for that?

Like how does that actually play out in a world where eBay and you are making a bigger push into live commerce?

It makes a lot of sense, but I’m wondering like how does it actually work?

Ryan Cohen

Yeah, it would.

It would be partnering with creators and they’ve got the platform.

We would improve the platform so it looks better and more consistent with the kind of UI that you have at at competitors.

But there’s the user base.

And so it’s not something you have to market.

It’s building out better tech and partnering with creators.

John Coogan

Yeah.

And and the correct incentive structure for those creators because I bet you right now you could probably go get some referral code or something, but it’s not deeply integrated in a way that you can really accelerate on a social platform.

Jordi Hays

Why do you think eBay, Has eBay been been a target of any type of deal like this in the past?

I’m, I’m, I’m not familiar with any off the top of my head, but why do you think maybe it hasn’t been more, more of a target?

And, and I guess like, why, why do you think you can get more efficiency out of it then maybe some other potential buyers who I’m sure see, see their costs?

You know, marketing is something that people gravitate towards, but I’m sure you’re seeing other efficiencies as well.

Ryan Cohen

So in terms of the competitive landscape on an acquisition, I think there was some people circling around a few years ago, nothing happened.

This strategics can’t really do it because I don’t think that they would be able to clear antitrust.

So any of the large competitors wouldn’t be able to acquire it.

And you know, I, I don’t think that we would have any regulatory issues getting clearance on, on a, on a merger in terms of the efficiencies.

GameStop is a good example.

Like GameStop is a dog and it could have been dead.

And we’ve breathed life that we, we’ve breathed a lot of life in this then, right.

And you know, you look at SG and a we’ve pulled out, we’ve dropped SGNA by 47 percent, $800 million by making marketing more efficient, almost turning off marketing.

I mean, everyone knows GameStop, everybody knows eBay.

So you talk to the marketing people that tell you like it’s going to tank revenues and all of this.

And the reality is most of that marketing spends isn’t making money, but everyone’s trying to protect their jobs and there’s kickbacks, there’s all kinds of perverse incentives.

And so I’m running the business like a family business.

You know, it’s, it’s really not that complicated.

And you look at eBay spending 2 1/2 billion bucks to grow 1,000,000 users, 2 billion in cost cuts between sales and marketing and corporate overhead.

It’s not a lot and it’s not something that’s going to take a few years.

Like it’s something that is going to happen fast, fast, fast because putting leverage on this thing and I don’t want to run a leverage business.

So I’m not going to run it hot.

I’m going to pay down the leverage and I’m going to increase earnings.

They’re spending 5 1/2 billion dollars on operating expenses on $11 billion business that has no inventory and it’s asset lights.

So it just, there’s 11 1/2 thousand employees and it doesn’t make sense.

It it doesn’t, you don’t need a I could run that business.

I could run that business from my house like it’s, it’s eBay.

I looked the same as it did in 1995.

They need 11 and so so.

Jordi Hays

Is the Elon Twitter take private somewhat of an inspiration here?

There’s been a number after that happened.

In many ways the business suffered, but maybe it wasn’t because of the deep cuts that he did to to the team and.

John Coogan

The service kept working.

Jordi Hays

Yeah, the service kept working.

It’s still a great product.

We’ve been surprised that more CE OS and management teams haven’t done something like that with businesses that are household names but somewhat stagnated.

Is that an inspiration at all?

Ryan Cohen

Yeah, and Twitter is a good example.

I mean, what really happened at Twitter was that the advertisers, you know, I don’t know what the situation is now, but they pretty much conspired against them.

And, you know, it had nothing to do.

My understanding is it really had nothing to do with the cost cuts, more of just the advertisers conspiring against them because of the demented political landscape and the fact that people apparently are against freedom of speech.

And so, like, you look at the usability of the platform and the teams, the engineering teams are much smaller and they’re innovating a lot faster.

So it’s actually the opposite.

The more people you add, the more you slow things down and the fewer people you have of the more it’s like a startup.

You got to always be in startup mode and you build a big teams and nothing gets done anymore.

Jordi Hays

Do you think LLMS will be a tailwind for eBay over the next decade?

It feels like for the long tail of commerce, you’re trying to find really specific items.

It feels like LMS and people doing research in these products could be catalyst for the business.

Maybe there’s things on eBay that would be tough to to find, but if I’m really getting precise around prompting or running these sort of agentic searches, maybe maybe I have a higher likelihood of purchasing something.

Ryan Cohen

Yeah.

I mean, I think about all of the things that can disrupt the business in the future.

And you know, I think that eBay is the kind of business where the the future of the business model is more certain than most tech businesses.

And that’s why it’s done so well.

And you know, there’s been such a lack of innovation, yet it hasn’t been able to be disrupted.

So I would expect that to continue to to be the case.

John Coogan

If it doesn’t materialize as an M&A, are you looking at a board seat, you have a position, will you be more active in a non M and a scenario?

Ryan Cohen

Yeah.

I mean, I’m going to, I’m going to do whatever we need to do to protect our investment and to improve the business.

But the the goal here isn’t to be an activist.

The goal is I want to own eBay.

I want to run eBay.

Like I want that to be my baby.

I want to build something much larger.

And cost cutting, frankly, is the way to make the business more efficient, to pay down the debt and innovate.

But and when I think about what I can do with eBay in the future, like look at Chewy, you know, the eBay is like Chewy on steroids.

And so there’s so much more runway and it’s global.

John Coogan

Yeah.

I mean, it seems like a huge opportunity.

How do you want to be comped?

Ryan Cohen

Based on performance 100%.

John Coogan

Is there any tension between you and the shareholders?

How do you actually create alignment there?

Ryan Cohen

It would be my current compensation plan is tied to really lofty metrics and it’s based on the the first tranche.

I’ve got to double market cap as an example, just to hit the first tranche and the 10X set in order for it to fully vest.

So I’m not interested in, yeah, I, I haven’t taken a dollar of salary or any bonuses.

You know, it’s funny, actually, I just got a call from my team today that said this is how I know they hate me.

They’re not happy about this, by the way, The GameStop.

Jordi Hays

This is the GameStop team.

Ryan Cohen

EBay.

No eBay.

John Coogan

Is not eBay team OK?

Ryan Cohen

Yeah, after this interview, they’re, they’re really not going to like me, but because they’re going to find out I’m cutting marketing spend and the board already doesn’t like me because I’m calling out all the board fees.

But I get a call and I say there is a, there’s a, they’re calling out your personal assistant.

I said, what are you talking about?

And they said they went on you’re the Gamestop’s career page and they saw that there’s a listing for the personal assistant and it’s all kinds of personal stuff.

And that’s basically ACEO benefit.

And you know, it’s basically not you’re using company resources.

Personally, I pay for my personal assistant.

Personally, I don’t even pay for the company doesn’t pay for my personal assistant.

So they’re already starting to get their they’re doing whatever they can.

They want to fight.

Jordi Hays

Have you, has any major eBay shareholders reached out to you?

Have you had, you know what, what is the general sentiment?

You know, how do you think, what do you think it’ll look like if you take this directly to the shareholders?

Ryan Cohen

I don’t know.

I mean, I would want to, I want to own eBay at $125.00 a share.

We’re proposed there’s tax advantages to rolling it, but when I think about what eBay could be worth if I’m running this business, I believe it’s a heck of a lot more than $125.00 a share.

And so I, I would roll 100% of the of the equity.

But you know, we’ll, we’ll see, we’ll we’ll see what happens.

Jordi Hays

What do you think of Michael Bury’s critiques?

A lot of people were, you know, talking about him exiting yesterday.

He doesn’t believe.

Have you guys chatted?

Ryan Cohen

I haven’t chatted with Michael in a long time.

I’ve seen he’s more active than he says, his investing philosophy.

So I figured that you know, his risk appetite and you know the leverage we’re putting on, just that it didn’t make sense for him, but it seemed as though it was more of a I trade more so than than anything.

John Coogan

Yeah.

Looking at the price action yesterday, is that reflective of sort of like a shake out of non believers and you feel like you have the right people around the table now?

Ryan Cohen

I am.

When I think back to Chewy, every single day was a shake out.

Yeah.

So I don’t know, it’s hard to diagnose the shareholder base and I’m, I’m focused on what I could build over a long period of time.

And if I got my hands on eBay, I can build something worth a lot and much larger than it is.

So.

Jordi Hays

Was paramount at all an inspiration?

John Coogan

Can I ask?

Ryan Cohen

I’ve looked at it, you know what they did is really interesting too.

John Coogan

Just because smaller company buying a much larger company, but the deal still went through.

The capital was, was marshaled.

That was something that I think was unclear yesterday for some people was, you know, half cash, half stock.

Where’s it coming from?

How much of this is just an ongoing conversation?

And as you work through this process, you’ll engage with other, you know, pools of capital or financiers to to actually put together the final package.

Do you have a date that you want this to like be done by?

Ryan Cohen

I mean we have the cash.

I mean we have the cash accounted for today in terms of a highly confident letter from our bank for the 20 billion plus we’ve got 9 billion of cash.

So and the rest would be them rolling the equity into the combined company.

Sure.

Jordi Hays

Yeah, I think that was the that was the the rolling of the equity was the thing that if it had got into the viral clip from CNBC yesterday, it would have made a lot more sense.

So I’m glad we’re, I’m glad we’re getting it in now.

John Coogan

Yep, is is there I guess.

How much of your critique of eBay is specifically around the current management team?

Ryan Cohen

They’ve done a decent job.

It’s look, it’s anyone when you’ve got perverse financial and said they’re, they’re not operating like owner it just you know when, when you’ve got it, it all on the line, you’re going to do whatever it’s going to take 20 hour days, seven days a week.

You’re not going to stop.

And when, when equity is given out to you like candy.

I mean, it’s, it’s, it’s all companies.

So you know, the directors or the directors make $4 million like 350 to 450,000 or director, there’s been no insider buying at the company.

I mean, like it, it’s not a surprise.

They’re not going to light the money on fire.

They’re not going to light the world on fire.

But you’ve got a bunch of professionals in the board and a professional management, so.

Jordi Hays

If this deal goes through, roughly what percentage of your personal net worth will be tied to it?

Ryan Cohen

Well, I I haven’t done the math, but if things go correctly then it better be the majority.

Otherwise I’m wasting my time, yeah.

Jordi Hays

What was your first memory using eBay?

Were you a power seller back in the day?

Ryan Cohen

Very good question.

John Coogan

I bought I bought and sold DJ equipment on eBay back in like 2003.

It was amazing.

Ryan Cohen

I don’t remember my first transaction but and I have to get back to you on that one.

John Coogan

OK.

With GameStop, last time we talked, you were mentioning a little bit of expansion into digital goods, less physical material and, and, and, and stuff.

Like, do you think that there’s an opportunity for eBay to play in a digital marketplace or in a world where certain collectibles or certain goods become digital or, or, or the market shifts towards more digital goods And, and would you like to see eBay expand into that?

Ryan Cohen

Yes.

And yes.

In terms of the digital marketplace and they are already doing it to a certain extent.

I mean, like all kinds of Roblox digital items are bought and sold, but, and I’ve actually bought them for my kids and there’s so much fraud on the platform.

Like we’re buying stuff, it’s not a real item, end up having to do a chargeback, but then it ended up getting delivered.

So you can’t do a chargeback.

So like they’ve got the basics of it, but it’s not being done well.

So like digital gaming totally.

That’s a huge opportunity to to dig into.

There’s so much potential.

John Coogan

On on digital stuff, I guess you’re obviously interested in cutting costs.

Are you optimistic that stable coins might be a path to reducing costs?

It’s a high volume transaction business.

Obviously a lot of credit card fees.

Maybe there’s a way around that with stable coins.

We hear that from a lot of stablecoin founders, haven’t heard it from as many operators.

What do you think?

Ryan Cohen

I don’t have a point of view on that.

I haven’t looked into it so.

Jordi Hays

I think the sellers would would probably be eating the the the cost but but potential option.

John Coogan

Yeah, I don’t know.

Jordi Hays

Jordy, do you have any sense of how eBay is using AI internally today?

Have they have they spoken about it much?

Do you do you believe they’re getting very much leverage out of the models?

Do you think there there could be quite a bit more?

Ryan Cohen

I’ve seen that they’ve made listings easier in terms of just generating product descriptions and stuff like that.

So I think they’re kind of like doing the Super easy stuff.

Still, there’s a lot of friction to sell a product on eBay, like it’s, it’s just, it’s not easy.

So the benefit of our 1600 stores is we have the ability to increase intake, but I would go through it and I would make it as simple as possible to have a real item for sale as a seller.

And there’s a it’s, there’s a lot of steps.

It’s just it’s a pain in the ass.

It’s too difficult.

John Coogan

1600 stores in the world where you combined eBay and GameStop, do you expect that number to increase, decrease, stay the same?

Ryan Cohen

It’s a good question.

I mean our footprint is a moving target we have.

It was part of what appealed to me originally when I went into GameStop was the leases were short term.

So they’re like 2 to three-year leases.

And as we see how the business performs, you know, we decide whether or not it makes sense to renew the store.

So I mean, it’s it, it’s going to be dependent on the utility of the store.

It’s like if there is traffic and if profitability is increasing, we’ll keep the stores open.

And if it’s not the case, then we’ll shrink the the store base.

John Coogan

OK.

A couple other scenarios.

In a world where an M&A doesn’t happen, is there a business partnership to be done where verification of rare collectibles can happen at GameStop physical retail stores for a price and eBay is paying GameStop for that service.

Is that something you’ve explored?

Is that something that’s at all likely to happen?

Ryan Cohen

Well, that would, so yes, and it would basically take $0.00 in CapEx in order to something like that.

And it’s a good idea.

I hope that doesn’t want to, that doesn’t happen because I want to, I want to run the entire thing.

But if it doesn’t then there, I mean, there’s there’s a partnership option.

I reached out to eBay like, I don’t know, maybe a year or two years ago to talk to them about partnering and they didn’t engage.

Seriously, Like everyone that everyone’s on vacation, everyone’s always on vacation.

Like they’re not available.

They have assistance.

I’ll get back to you next week.

And it’s like, let’s go.

It’s getting done now.

So then they never get back to you.

Then you’re following up.

It’s like there’s, there’s, there’s no sense of urgency at, at that company.

There’s no sense of urgency, frankly, at, at most companies.

So it never gained any traction.

John Coogan

OK, Etsy is trading at 6 billion.

Is that a target if the eBay plan doesn’t come together?

Jordi Hays

No collectibles action there.

John Coogan

It was in the chat I got to ask.

Ryan Cohen

EBay is just such a natural fit for the the collectibles leveraging our store print footprint, but then also like my ability to cut costs and build something much larger at the company.

So I don’t know every everything else is if it doesn’t work out to find something else.

But I like eBay.

It brings me back to my roots.

Jordi Hays

What’s something that eBay is not doing today that you think they could expand into?

Or is that even the right question?

Do you think the core business is just so great and they’re so dominant in in many of these categories that you just want to pour fuel on the fire?

Ryan Cohen

Live commerce, yeah.

Jordi Hays

But to me, to me, that’s an extension, right, because they have a lot of inventory.

It’s just a new selling channel.

Ryan Cohen

Yeah, yeah.

But I mean in terms of doing that well, accelerating revenue growth, you know, I, I think that that is that’s big.

And so going much deeper into collectibles in luxury trading cards, there’s, there’s a lot of runway there.

John Coogan

Do you have a position on international capital providers?

A lot of these big deals, the, you know, maybe they start at 50 at half cash, half stock, they wind up being more leaning cash.

That’s what we saw with the Paramount Warner Brothers deal.

Are you interested in talking to international sovereign wealth funds, that type of capital provider?

Ryan Cohen

We’re we’re looking at a a variety of of different options currently makes.

John Coogan

Sense.

Jordi Hays

Mutual friend of the of the show and GameStop mod Retro.

They’ve been pretty aggressively pushing into this retro gaming category.

How do you see that, like growing?

Our team at the office recently got it, got an old Xbox 360, fired it up.

I can see retro gaming just getting more and more popular, But what’s your view on the category right now and where do you think it’s going?

Ryan Cohen

We are, we’ve, we’ve, the return rates are kind of high, but we’re, we’re building out the retro business in our stores currently.

So that’s a, that’s a, it’s a, it’s, it’s still small, but it’s a growing category for us.

Jordi Hays

What do you want to see the rest of this week?

How do you, how do you, how do you see it playing out?

Ryan Cohen

I don’t know, it’s a good question.

Jordi Hays

Falls in their falls in their court.

Ryan Cohen

Pretty much, yeah.

Falls.

John Coogan

In their court.

Yeah, well, we’ll let you get to it.

I’m sure you have more.

Jordi Hays

Thanks for jumping on.

You’re welcome to join anytime.

Let’s do it again as as the story progresses, but we’re enjoying following along and if anybody out there wants more information, it’s on the website.

John Coogan

Yeah.

Ryan Cohen

It’s on the website.

John Coogan

If anybody asks you how he’s paying for it, just tell him Half cash, half stock.

You got the beginning and the end of the interview.

Thank you so much for coming on the show.

Great.

Jordi Hays

To see you, Ryan.

John Coogan

Have a great rest of the week.

Good luck out there.

Goodbye.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August  11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January  22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December 10, 2025 and October  2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January  20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the

Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.